RMS

17009755

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2017
REGISTRATIONS BRANCH
15

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 *
# PART III

| SEC FILE NUMBER |
|---|
| 8-49362 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **04/01/2016** AND ENDING **03/31/2017**
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spencer Clarke LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, Suite 1704
(No. and Street)

New York NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reid Drescher (212) 668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 East Sybelia Ave., Suite 130 Maitland FL 32751
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

aub

## OATH OR AFFIRMATION

I, Reid Drescher ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Clarke LLC ______________________, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

President & CEO

Title

Notary Public

ALEXANDER MAXWELL BRODY
Notary Public - State of New York
NO. 01BR6291844
Qualified in Nassau County
My Commission Expires Oct 21, 2017

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SPENCER CLARKE LLC**
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017

## TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Spencer Clarke, LLC

We have audited the accompanying statement of financial condition of Spencer Clarke, LLC as of March 31, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Spencer Clarke, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spencer Clarke, LLC as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

May 18, 2017

**SPENCER CLARKE LLC**
**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2017**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 8,374 |
| Other assets | 1,188 |
| Total assets | $ 9,562 |
| | |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Accounts payable and accrued expenses | $ 2,116 |
| | |
| **Member's equity** | |
| Total member's equity | 7,446 |
| | |
| Total liabilities and member's equity | $ 9,562 |

The accompanying notes are an integral part of these financial statements

**SPENCER CLARKE LLC**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017

***NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***

*Organization and Business*

Spencer Clarke LLC. (The "Company"), a Limited Liability Company, is a broker dealer registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is wholly owned by Spencer Clarke Holdings LLC ("Holdings"). The Company earns consulting and advisory fees, from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

*Use of Estimates*

The preparation of financial statements in conformity with the Generally Accepted Accounting Principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash & Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less, to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2017 the Company has no uninsured cash balances.

*Income Taxes*

The Company files consolidated tax returns with its parent, Spencer Clark Holdings LLC. The Company is an LLC and will not be required to recognize income tax expense. The member of the LLC will recognize tax provisions. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the company for 2015, 2014 and 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

*Revenue Recognition*

The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

***NOTE 2 NET CAPITAL REQUIREMENTS***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the Company has net capital of $6,258, which was $1,258 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 33.83%.

***NOTE 3 CONCENTRATION***

During the year ended March 31, 2017, two major customers represented 84% of advisory fee revenue.

***NOTE 4 RELATED PARTY TRANSACTIONS***

The Company received revenue from an affiliated hedge fund, related by common ownership, for advisory fees related to assistance in raising capital for the fund . Advisory fees earned for the year ended March 31, 2017 were $13,800. There were no amounts receivable from the affiliate as of March 31, 2017.

The Company paid an affiliated consulting firm, related by common ownership, fees for marketing and business development which are included in professional fees on the Statement of Income. Professional fees incurred for the year ended March 31, 2017 from this affiliate were $13,500. There were no amounts owed to this affiliate as of March 31, 2017.

***NOTE 5 SUBSEQUENT EVENTS***

The Company has evaluated subsequent events through May 18, 2017, the date the financial statements were available to be issued and has determined that no events or transactions required disclosure.

***NOTE 6 COMMITMENTS AND CONTINGENCIES***

The Company does not have any commitments or contingencies.